FILED AS EDGAR CORRESPONDENCE

April 20, 2022

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE Washington, DC 20549

Re:       Uncommon Investment Funds Trust (the “Trust”)

N-1A Filing (File Nos. 333-249503 and 811-23464)

Dear Mr. Sutcliffe:

This letter responds to comments provided on behalf of the staff of the U.S. Securities and Exchange Commission (“SEC”) regarding the Trust’s Post-effective Amendment no. 2 to its registration statement, filed with the SEC pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A in connection with the Uncommon Generosity 50 Equity ETF (the “Generosity 50 Fund”) and the Uncommon Portfolio Design Core Equity ETF (the “Core Equity Fund”). All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus Cover Page

1.	Comment: On the cover page of the prospectus, please insert (the “Advisor”) after (“UPD”).

Response: The requested insertion has been made.

Prospectus

Uncommon Generosity 50 Equity ETF

2.	Comment: Principal Investment Strategies. Page 1, paragraph 3: please note that IRP is acting as Index Provider and as sub-investment adviser to the Fund. Also please discuss supplementally whether IRP has any discretion in running this rules-based index.

Response: IRP’s role as Index Provider and as sub-advisor has been added at the end of the second sentence of the third paragraph beginning with “The Generosity Index is constructed . . .”

The Generosity Index is a rules-based index, with the Generosity Ranking determined by a rules based weighting scheme based on data provided by independent third parties – i.e., Just Capital and Bloomberg, as set forth in Index Construction Methodology, dated September 2020 (“Methodology”). The Methodology sets forth the scoring criteria based on specified data sources to determine securities for inclusion in the Generosity Index and their relative weightings. Further, sector weightings are determined by the S&P 500 sector weightings. Thus, leaving no or little room for the exercise of discretion by IRP.

3.	Comment: Principal Investment Strategies. Page 2, paragraph 3 states: “In addition to tracking the performance of the Generosity Index, IRP seeks to minimize portfolio turnover and tax inefficiencies.” The sentence appears to be at odds with the Fund’s investment objective to track the investment results (before fees and expenses) of the Uncommon Generosity 50 Index.

Response: The sentence has been deleted.

4.	Comment: Principal Investment Strategies. Page 2, paragraph 5 states: “The Fund generally invests at least 80% of its assets in equity securities of the Generosity Index. The Fund may invest the remainder of its assets in cash and cash equivalents, including shares of money market funds, as well as in securities not included in the Generosity Index, which IRP believes will help the Fund track the Generosity Index.” Please discuss how this flexibility is consistent with the Fund’s investment objective of tracking the Generosity Index.

Response: The Advisor believes current disclosure is consistent with industry practice and Rule 35d-1 under the 1940 Act. As the disclosure notes the Fund will normally invest in the equity securities of the Generosity Index and, in practice, the Advisor anticipates that the Fund will invest more than 80% of its assets in the equity securities in the Index. The flexibility permits IRP as sub-adviser to hold securities that, when acquired, were included in the Generosity Index but subsequently removed, to acquire securities that are anticipated to be included in the Index at the next reconstitution of the Index, and to respond to unpredictable market events in the market, such as reduced liquidity of certain securities and other market developments.

5.	Comment: Principal Investment Risks. If the Fund invests or intends to invest in sectors affected by the war in Ukraine or related sanctions, please consider adding related risk disclosure particularly in the banking and energy sectors in the European region.

Response: Disclosure has been added to Principal Investment Risks, Global Events Risk.

6.	Comment: Principal Investment Risks. Please change the heading of ”Management and Strategy Risk” to “Management and Index Provider Risk.”

Response: The heading has been changed as requested.

7.	Comment: Portfolio Management. Please include the month and year under “Managed the Fund Since.”

Response: The change has been made as requested.

Uncommon Portfolio Design Core Equity ETF

8.	Comment: Please update the assets under management to a more current date.

Response: Assets under management of the Advisor and IRP have been updated to March 31, 2022.

Details About The Funds

9.	Comment: Management of the Fund. Please update the ownership structure information to conform to the information in the Proxy Statement.

Response: The ownership structure information has been updated.

10.	Comment: Investment Advisory and Other Services. Please update the ownership information to conform to the information in the Proxy Statement.

Response: The ownership structure information has been updated.

11.	Comment: In the releases proposing and adopting rule 6c-11, the Commission expressed its views regarding the suspension of the issuance of creation. SEC Releases 33-10515 (June 28, 2018) at p. 67-68 and 33-10695 (Sept 25,2019) at p. 59. In Acceptance of Creation Orders Procedures for Creation of Creation Units, please delete the word “absolute” before “right to reject a creation order….” in the second paragraph, and in the same paragraph delete (iv) and (vi).

Response: The requested deletions have been made.

12.	Comment: Please provide Financial Statements.

Response: The Financial Statements have been added to the Prospectus and incorporated by reference in the SAI.

13.	Comment: Please disclose whether the Trust and the Advisor intend to rely on the prior “manager of managers” exemptive order.

Response: The disclosure will be updated to reflect the guidance provided by the Office of Chief Counsel, Division of Investment Management.

Should you have any questions regarding this letter, please contact me at (201) 888-1703.

Sincerely,

/s/ Thaddeus Leszczynski, Secretary Uncommon Investment Advisors LLC

cc:            Eric Rubin

Alan Goldberg, Esq.

Jesse Hallee, Esq.